SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			   Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the month of Mayo, 2005
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
- -------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
- -------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.





CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
PARTIALLY CONSOLIDATED CONDENSED BALANCE SHEETS
AS OF DECEMBER 31, 2004 AND MARCH 31, 2005 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF MARCH 31, 2005
(Stated in thousands of Pesos and Dollars)		<c>          <c>         <c>
                                                                              US$ DLLS.
                                                      December 31,March 31,   March 31,
                                                         2004        2005        2005

     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................$    765,513$    371,986      33,278
  Accounts receivable, net .........................   1,351,598   1,489,727     133,270
  Taxes recoverable and other assets ...............      92,912      59,818       5,351
  Inventories, net .................................     678,513     714,888      63,953
  Prepaid expenses .................................       1,053       2,940         263
  Current assets of discontinued operations ........     105,308     106,021       9,485
            Total current assets ...................   2,994,897   2,745,380     245,599
PROPERTY, PLANT AND EQUIPMENT, net .................   7,356,386   7,347,340     657,286
INVESTMENT IN SUBSIDIARIES .........................   3,887,739   3,564,990     318,921
OTHER ASSETS, net ..................................     274,861     281,097      25,147
Noncurrent assets of discontinued operations .......     251,241     259,045      23,174
            Total  assets ..........................$ 14,765,124$ 14,197,852   1,270,126

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .     126,162     128,593      11,504
  Interest payable .................................       1,040       1,692         151
  Trade accounts payable ...........................     304,945     326,618      29,219
  Notes payable ....................................      37,254      35,044       3,135
  Accrued liabilities ..............................   2,011,535   1,607,414     143,798
  Employee profit-sharing ..........................         855         848          76
  Current liabilities of discontinued operations ...     127,902      54,941       4,915
            Total  current liabilities .............   2,609,693   2,155,150     192,798
LONG-TERM DEBT .....................................   6,173,591   6,098,099     545,530
LIABILITY FOR CAPITALIZATION........................   3,183,610           0           0
LONG-TERM NOTES PAYABLE ............................      47,207      44,891       4,016
DEFERRED TAXES......................................     915,094   1,016,750      90,957
LIABILITY FOR EMPLOYEE BENEFITS.....................     302,821     302,724      27,081
NONCURRENT LIABILITIES OF DISCONTINUES OPERATIONS ..     156,190     151,934      13,592
            Total long term liabilities ............  10,778,513   7,614,398     681,177
            Total  liabilities .....................  13,388,206   9,769,548     873,974
STOCKHOLDERS' EQUITY:
  Majority interest ................................   1,348,246   4,398,487     393,484
  Minority interest ................................      28,672      29,817       2,667
            Total stockholders' equity .............   1,376,918   4,428,304     396,152
            Total liabilities and stockholders' equi$ 14,765,124$ 14,197,852   1,270,126

               Exchange rate: $ 11.1783

CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
PARTIALLY CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN FINANCIAL POSITION (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF MARCH 31, 2005
(Stated in thousands of Pesos and Dollars)
                                                                                              *
                                                                  Full Year   Acum. March Acum. March
                                                                     2004        2005      US$ 2005

OPERATING ACTIVITIES:
Net income (loss) ..............................................$   -147,673$    -72,115      -6,451
    Add (deduct)- Charges (credits) to income which do
       not require (generate) resources:
       Loss in subsidiaries ....................................     -14,205     247,919      22,179
       Depreciation and amortization ...........................     255,988      63,074       5,643
       Amortization of debt issuance cost and other
           financing costs .....................................     325,279           0           0
       Loss (gain) on sale of property, plant and equipment ....      13,035         -32          -3
       Deferred income taxes ...................................    -114,746      86,329       7,723
       Other....................................................     423,648       2,256         202
       Total items which do not require cash....................     888,999     399,546      35,743
  Net resources generated from income ..........................     741,326     327,431      29,292
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories .........................      95,280     -36,375      -3,254
    Decrease (Increase) in current assets ......................     -89,116      31,207       2,792
    Decrease (increase) in account receivables, net ............      -1,267    -138,129     -12,357
    (Decrease) increase in accounts payable and
      accrued liabilities ......................................  -1,352,071    -384,013     -34,353
  Resources generated by continued operating  ..................    -605,848    -199,879     -17,881
  Assets and liabilities discontinued ..........................      22,078     -73,674      -6,591
  Resources generated by operating activities ..................    -583,770    -273,553     -24,472
FINANCING ACTIVITIES:
       Increase (Decrease) in bank loans and others ............     962,894     -86,905      -7,774
       Increase (Decrease) in capital ..........................          47           0           0
  Net resources generated from financing activities ............     962,941     -86,905      -7,774
INVESTMENT ACTIVITIES:
       Acquisition of property, plant and equipment.............    -144,724     -19,838      -1,775
       Sale of property, plant and equipment....................      14,447          32           3
       Increase in deferred assets .............................     -44,906     -13,263      -1,186
  Net resources applied to investing activities ................    -175,183     -33,069      -2,958
INCREASE IN CASH AND CASH EQUIVALENTS ..........................     203,988    -393,527     -35,205
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............     561,525     765,513      68,482
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................$    765,513$    371,986US    33,278


* The exchange rate of 11.1783 was used for translation purposes.




CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
PARTIALLY CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF MARCH 31, 2005


                                           Thousands of Pesos                 Thousands of Dollars
                                              1Q          1Q                      1Q          1Q
                                             2004        2005        Var         2004        2005        Var

NET SALES ...............................$ 1,011,166$  1,091,059          8%      86,689      97,605         13%
COST OF SALES ...........................    809,299     931,745         15%      69,383      83,353         20%
     Gross profit........................    201,867     159,314        -21%      17,306      14,252        -18%

     Selling and Administrative expenses     100,617     102,302          2%       8,626       9,152          6%
     Operating income ...................    101,250      57,012        -44%       8,680       5,100        -41%
FINANCIAL EXPENSE:
Interest expense ........................    323,546     132,977        -59%      27,738      11,896        -57%
Interest income .........................     -9,185    -352,786       3741%        -787     -31,560       3910%
Exchange (gain) loss, net ...............    -64,157      23,596     N/A          -5,500       2,111     N/A
Gain on monetary position ...............   -144,593     -56,541        -61%     -12,396      -5,058        -59%
  Total financial expense ...............    105,611    -252,754     N/A           9,055     -22,611     N/A
OTHER INCOME (EXPENSES):
Other income (expense), net .............     -1,094     -59,574       5346%         -94      -5,329       5569%
  Total other income (expense) ..........     -1,094     -59,574       5346%         -94      -5,329       5569%
  Income (loss) before income and asset t     -5,455     250,192     N/A            -469      22,382     N/A
Provisions for income and asset taxes ...      3,273           0       -100%         281           0       -100%
Provision for deferred income taxes .....     28,631      86,329        202%       2,455       7,723        215%
  Net income after taxes ................    -37,359     163,863     N/A          -3,205      14,659     N/A
Discontinued operations .................    -16,552     -11,941        -28%      -1,419      -1,068        -25%
Loss (Gain) in subsidiaries .............    719,799     247,919        -66%      61,773      22,178        -64%
Net income before minority interest......$  -740,606$    -72,115        -90%     -63,559      -6,451        -90%
  Minority interest......................     -1,187      -1,128         -5%        -285        -101        -65%
  Majority net income....................$  -739,419$    -70,987        -90%     -63,274      -6,350        -90%




COMPLEMENTARY NOTES TO THE PARTIALLY CONSOLIDATED CONDENSED
FINANCIAL INFORMATION


DEBT RESTRUCTURE:
THE COMPANY HAS SUCCESFULLY CONCLUDED AND FORMALIZED ALL THE AGREEMENTS RELATED WITH ITS FINANCIAL RESTRUCTURING, ON FEBRUARY 23rd., 2005. THIS PROCESS HAS SIGNIFICANTLY STRENGHTENED THE FINANCIAL POSITION OF THE COMPANY AND CONSOLIDATED ITS LEADERSHIP AS THE LARGEST PAPER PRODUCER IN MEXICO.


SUMMARY OF SIGNIFICANT ACCOUNTING AND FINANCIAL POLICIES:
FOLLOWING IS A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
FOLLOWED BY THE COMPANY   IN THE PREPARATION OF THE CONSOLIDATED
FINANCIAL STATEMENTS.

1.1 CONSOLIDATION BASIS.
THE CONSOLIDATED FINANCIAL STATEMENTS, INCLUDE
 THE FINANCIAL STATEMENTS OF CORPORACION DURANGO, S.A. DE C.V.
AND THE FOLLOWING SUBSIDIARIES:
   COMPANIA PAPELERA DE ATENQUIQUE, S.A. DE C.V.
   EMPAQUES DE CARTON TITAN, S.A. DE C.V.
   ADMINISTRACION CORPORATIVA DE DURANGO, S.A. DE C.V.
   PONDEROSA INDUSTRIAL DE MEXICO, S.A. DE C.V.
   PORTEADORES DE DURANGO, S.A. DE C.V.
   DURANGO INTERNACIONAL, S.A. DE C.V.
   GRUPO PIPSAMEX, S.A. DE C.V.

INTERCOMPANY BALANCES AND TRANSACTIONS HAVE BEEN ELIMINATED FOR CONSOLIDATION PURPOSES. CONSOLIDATED FINANCIAL STATEMENTS INCLUDE ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF SUBSIDIARIES
WITH MORE THAN 50 %  OF OWNERSHIP 1.2 BASIS FOR COMPARISSON
EFFECTS IN THE FINANCIAL STATEMENTS:
A) THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY HAVE BEEN PREPARED IN ACCORDANCE WITH BULLETIN B-10, AND ITS AMMENDMENTS, ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS.THIS
BULLETIN REQUIRES A RESTATEMENT OF ALL THE FINANCIAL STATEMENTS PRESENTED IN CONSTANT MEXICAN PESOS AT THE DATE OF THE LAST ISSUED BALANCE SHEET.THEREFORE, THE FINANCIAL STATEMENTS ARE COMPARABLE
TO THE PREVIOUS YEAR.
 THE NUMBERS  ARE COMPARABLE IN THE SAME CURRENCY.   CONSEQUENTLY,
THE FINANCIAL STATEMENTS OF THE PREVIOUS YEAR HAVE BEEN RESTATED
IN THE CURRENCY AS OF THE DATE THE LAST FINANCIAL STATEMENTS WERE
ISSUED.
B)  CONVERSION FIGURES OF FOREIGN SUBSIDIARIES IS DONE IN
ACCORDANCE WITH BULLETIN B-15 "FOREIGN CURRENCY TRANSACTIONS" AND TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS; ACCORDINGLY, THE TRANSLATION IS DONE UNDER THE "FOREIGN ENTITIES"
1.3 VALUATION OF TEMPORARY INVESTMENTS:
THESE  INVESTMENTS ARE   REALIZABLE  WITHIN THREE MONTHS AND ARE
VALUED AT MARKET PRICE. THE INCOME OR LOSS GENERATED IS INCLUDED
IN THE  INCOME STATEMENT.
1.4 RIGHTS AND  LIABILITIES VALUATION IN FOREIGN CURRENCY:
ASSETS AND LIABILITIES IN FOREIGN CURRENCY, MAINLY IN AMERICAN DOLLARS, ARE EXPRESSED IN MEXICAN PESOS AT THE CLOSING OF THE YEAR'S EXCHANGE RATE.
THE EXCHANGE RATE ON MARCH 31st, 2005 WAS $11.1783.
1.5 INVENTORY VALUATION:
INVENTORIES ARE STATED AT AVERAGE COST, AND DO NOT EXCEED MARKET VALUE. THE AVERAGE COST APROXIMATES THE LAST PURCHASE OR PRODUCTION COST.

PROPERTY, PLANT AND EQUIPMENT:
PROPERTY, PLANT AND EQUIPMENT ARE RECORDED AT ACQUISITION COST
AND RESTATED USING THE NATIONAL CONSUMER PRICE INDEX (NCPI) TO THE HISTORICAL COST. EXCEPT FOR MACHINERY AND EQUIPMENT OF FOREIGN ORIGIN, RESTATED ACQUISITION COST IS EXPRESSED IN THE CURRENCY OF THE COUNTRY OF ORIGIN, CONVERTED INTO MEXICAN PESOS AT THE MARKET EXCHANGE RATE IN EFFECT AT THE BALANCE SHEET DATE.
THE COMPANY CAPITALIZES THE FINANCIAL INTEGRAL COST IDENTIFIED WITH THE RELATED LIABILITY TO EACH PROJECT. DURING THE PERIOD THE COMPANY DID NOT REGISTER
 ANY AMOUNT UNDER THIS CONCEPT.
DEPRECIATION:
DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT, IS CALCULATED IN ACCORDANCE WITH RESTATED ASSET VALUE AND IS CALCULATED USING THE PRODUCTION UNITS METHOD BASED ON THE USEFUL LIFE AND ESTIMATED PRODUCTION CAPACITY OF SUCH ASSETS. ASSETS ARE DEPRECIATED AS
FOLLOWS:
                           YEARS
BUILDINGS                 25-50
MACHINERY & EQUIPMENT     23-40
OFFICE EQUIPMENTS          5-10
TRANSPORTATION VEHICLES    1-5
COMPUTERS                  1-3

TRADE DEBT:
AFTER THE RESTRUCTURING THE TRADE DEBT AMOUNT
IS $4,836.5 MILLION PESOS

CONTINGENCY LIABILITIES:
LABOR OBLIGATIONS:
THE COMPANY ADOPTED THE NORMATIVE DISPOSITIONS RELATED TO
BULLETIN D-3 "LABOR OBLIGATIONS" ISSUED BY THE MEXICAN
INSTITUTE OF PUBLIC ACCOUNTANTS,THIS NORMATIVITY MODIFIES
THE BASIS FOR CUANTIFICATION,RECOGNITION AND REVELATION OF
EXPENSES AND LIABILITIES RELATED TO RETIREMENT AND
SENIORITY PREMIUMS, INCLUDING FORMAL AND INFORMAL,
REQUIRING ITS VALUATION USING THE ACTUARIAL METHOD OF
"PROJECTED UNITARY CREDIT" WICH STATES THE OBLIGATION TO
RECOGNIZE A LIABILITY (ASSET) OF TRANSITION AT THE MOMENT
OF THE APPLICATION OF THIS BULLETIN,WHICH IS AMORTIZED IN
DIRECT LINE OVER THE REMAINIG AVERAGE LABOR LIFE OF THE
EMPLOYEES EXPECTED TO RECEIVE SUCH BENEFITS FROM THE
RETIREMENT PLANS,  REQUIRES AN ADDITIONAL LIABILITY IN
CASE THE ACTUAL LIABILITY IS LARGER THAN THE PROJECTED
NET LIABILITY (ASSET).
THE COST OF THE EMPLOYEE RETIREMENT PLANS (PENSIONS AND
SENIORITY PREMIUMS), ARE RECOGNIZED AS COST IN THE YEARS
IN WHICH THE SERVICES ARE  PAID IN ACCORDANCE WITH
STUDIES PERFORMED BY INDEPENDENT ACTUARIES.
IN THE COMPANIES ESTABLISHED IN THE UNITED STATES OF
AMERICA, THERE IS A BENEFIT AND RETIREMENT PLAN (THE
PLAN), WHICH COVERS ALL THE EMPLOYEES THAT MEET CERTAIN
ELEGIBILITY REQUIREMENTS. THE BENEFITS OF THE PLAN ARE
MAINLY BASED IN THE YEARS OF SERVICE AND THE COMPENSATION
OF SUCH EMPLOYEES. CORPORACION DURANGO, S.A. DE C.V.
AND SUBSIDIARIES (THREE SUBSIDIARY COMPANIES) RECOGNIZES
"MODIFICATIONS TO THE BULLETIN D-3 ON 2004" A NEW 2004
PLAN "ADDITIONAL BENEFITS AT RETIREMENT" IN ACCORDANCE TO
MODIFICATIONS TO BULLETIN D-3.

STOCKHOLDERS' EQUITY:
CAPITAL STOCK, STOCK  SALE PREMIUM,  STATUTORY RESERVES
AND RETAINED EARNINGS, INCLUDE THE  RESTATED EFFECT,
ACCORDING WITH THE NATIONAL CONSUMER PRICE INDEX (NCPI)
FROM THE DATE THE CAPITAL WAS CONTRIBUTED AND FROM THE
YEAR THE RESULTS AND PREMIUMS WERE DETERMINED RESPECTIVELY.
THE RESTATED AMOUNT REPRESENTS THE REQUIRED AMOUNT TO
MAINTAIN THE  CONTRIBUTIONS AND ACCUMULATED RESULTS IN
CONSTANT PESOS AS OF MARCH 31st, 2005.
FIXED AND VARIABLE EQUITY COMPONENTS

                          AMOUNT          NUMBER OF SHARES

FIXED PORTION             982,120           65,419,089
VARIABLE PORTION          678,873           45,222,022
                        ----------         ------------
                        1,660,993          110,641,111

DEFERRED TAXES:
AS OF JANUARY 1st.,2000, WITH THE ISSUANCE OF BULLETIN
D-4 (?DEFERRED TAXES? THE COMPANY RECOGNIZED TO THAT
DATE (JANUARY 1st.,2000) THE INITIAL EFFECT OF DEFERRED
TAXES DERIVED FROM TEMPORARY DIFFERENCES IN FAVOR OR
AGAINST,IN SUBSECUENT PERIODS THE COMPANY IS IN
COMPLIANCE WITH THE BULLETIN.
IN ORDER TO RECOGNIZE THE DEFERRED INCOME TAX, THE
HOLDING COMPANY AND ITS SUBSIDIARIES USE THE INTEGRAL
ASSETS AND LIABILITIES METHOD, WHICH CALCULATES SUCH TAX,
USING THE APPLICABLE INCOME TAX RATE  TO THE TEMPORARY
DIFFERENCES BETWEEN BOOK  AND TAX VALUES OF THE ASSETS
AND LIABILITIES AT THE DATE OF THE FINANCIAL STATEMENTS.


DISCONTINUED OPERATIONS:
THE COMPANY REPORTS ON DISCONTINUED OPERATIONS THE
RESULT OF THE PARTICLEBOARD PLANT FROM PONDEROSA
INDUSTRIAL DE MEXICO, S.A. DE C.V., FOR 2005 AND 2004
PERIODS.

BUSINESS SEGMENTS INFORMATION:
 SEGMENT REPORTING INFORMATION IS PREPARED IN ACCORDANCE WITH THE INTERNATIONAL NORM OF ACCOUNTING 14 (NIC14).
THE SEGMENTS REPORT BASED ON THE INTERNAL REPORT METHOD
USED BY THE COMPANY.
THE COMPANY PRESENTS THE FOLLOWING BUSINESS SEGMENTS:
1. PACKAGING. PRODUCTION AND SALES OF CORRUGATED CONTAINER, AND MULTIWALL BAGS AND SACKS.
2. PAPER. PRODUCTION AND SALES OF KRAFT AND SEMI-KRAFT
PAPER PRODUCED FROM  VIRGIN FIBERS OR RECYCLED PAPER.
3. OTHERS. PRODUCTION AND SALE OF PLYWOOD AND PARTICLEBOARD. INTER-SEGMENTS SELLING PRICES ARE DETERMINED BY THE MARKET. THE COMPANY EVALUATES PERFORMANCE OF EACH BUSINESS UNIT BASED ON OPERATING RESULTS.
AS OF MARCH 31st., 2005 AND 2004, THE SEGMENT INFORMATION
IS PRESENTED AS FOLLOWS:

                                  PROPERTY
                                 PLANT AND
                  TOTAL          EQUIPMENT            SEGMENT
    2005          INCOME        ACQUISITION           ASSETS
   ------        ---------     ------------      --------------
PACKAGING        1,043,828          15,728          21,884,141
PAPER              662,994           4,110           8,127,807
OTHERS              20,476                             911,633
ELIMINATONS       (636,239)                        (17,090,795)
                ----------     ------------      --------------
TOTAL            1,091,059          19,838          13,832,786
                ==========     ============      ==============



                                  PROPERTY
                                 PLANT AND
                  TOTAL          EQUIPMENT         SEGMENT
    2004          INCOME        ACQUISITION        ASSETS
   ------        ---------     ------------     --------------
PACKAGING          931,868          46,075         29,019,971
PAPER              599,385           2,506          8,552,492
OTHERS              20,895                            830,823
ELIMINATIONS      (544,982)                       (24,022,913)
                ----------     ------------     --------------
TOTAL            1,011,166          48,581         14,380,373
                ==========     ============     ==============


THE FINANCIAL INFORMATION PRESENTED ABOVE  IS USED  IN THE
DECISITION MAKING PROCESS BY  THE COMPANY.

INTERNAL CONTROL:

THE COMPANY HAS STARTED IMPLEMENTETION ON THE SARBANES OXLEY
ACT WITH THE ADVICE OF EXPERT CONSULTANTS.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  Mayo 13, 2005			By /s/ Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer